UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 JUL 17 AM 12: 16

July 8, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

02042670

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
JUL 2 3 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

7/17

BY FACSIMILE AND MAIL
Enclosure

July 8, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by Dai Nippon Construction

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Tokyo District Court by Dai Nippon Construction, there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited and UFJ Trust Bank Limited (both are wholly owned subsidiaries of UFJ Holdings).

1. Amount of exposure to the company

   UFJ Bank: Yen 49,540 million
   UFJ Trust Bank: Yen 1,452 million (Including trust account with principal indemnification clause)

2. Impact on earnings of UFJ Holdings

   Non-collectible amount of exposure to the company will be absorbed as necessary for the interim period ending September 30, 2002.
   Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.